

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2015

<u>Via E-mail</u>
Daniel C. Masters, Esq.
President and Director
BIM Homes, Inc.
3136 Mission Gorge Road, Suite 111
San Diego, CA 92120

> **Re: BIM Homes, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 26, 2015**
> **File No. 001-37462**

Dear Mr. Masters:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

1.   It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing. Please also state your election under Section 107(b) of that Act:

- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or
- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor or other appropriate disclosure explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please disclose that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

2.   Given that the facing page of your registration statement indicates that you are seeking to register a class of equity securities pursuant to Section 12(g) of the Securities Exchange Act of 1934, this registration statement will become effective on August 21, 2015. In this regard, we note that the "Form Type" tag that you used to file the registration statement on Edgar identifies your document as a filing made pursuant to Section 12(b) of the Exchange Act. Therefore, please withdraw this registration statement before it becomes effective, and file a new registration statement using the correct Edgar tag. If your currently pending registration statement was filed voluntarily, you could file the new registration statement when you are prepared to resolve each of the other comments in this letter.

Item 1. Description of Business

3.   Please tell us where Exhibit 2.1 includes the following statement that you disclose is in the plan of reorganization: "efforts should be made to have shares of each of the Subsidiaries publicly traded on the Over-The-Counter market in order to provide an opportunity for liquidity to these Creditors." Also, if known to you, tell us the status of any similar efforts by the other "Subsidiaries" and the "Reorganized Debtor" to which Exhibit 2.1 relates.

4.   Please clarify the development of your business. For example, you refer to the confirmation of the plan of reorganization on August 19, 2011; however, it is unclear what occurred from that date until March 6, 2014, when you say you were incorporated. It is similarly unclear what activities you have engaged in since the date of your incorporation. From your revised disclosure, it should be clear (1) how BIM Homes LLC is related to BIM Homes, Inc., if at all, and (2) how you received and own the interest that Pacific Shores Development, Inc. had in a development business as you mention in Note 1 to your audited financial statements included with this filing.

Item 1A. Risk Factors

5.   Please revise to disclose any material risks related to the mandatory arbitration provision included in Section 47 of Exhibit 3.2, including how it may impact holders of your securities.

19. Our shareholders may face significant restrictions on the resale of our Common Stock

6.   Please clarify the material risk generated by the relevant "[p]rovisions of Rule 419" to which you refer.

Item 5. Directors and Executive Officers

7.   Please revise to disclose the prior affiliation within the past five years of Mr. Masters with Golden Edge Entertainment and its predecessors. Also disclose all positions Mr. Masters held with MedBook World during the past five years, and when he held those positions. In this regard, please tell us about current and past affiliations your two executive officers have with shell companies and business combination transactions involving those companies; include in your response the amount and nature of any compensation your officers received in connection with those transactions, and whether the shell companies satisfied their reporting obligations under the federal securities laws while your officers were officers or directors of those companies. If the events related to the formation of other shell companies involving your executive officers are similar to the events described in this Form 10, such as a bankruptcy and related reorganization, please ensure your response highlights those similarities.

8.   We note the disclosure that Mr. Masters was selected due to his representation of Pacific Shores Development, Inc. in its bankruptcy reorganization. Given this, please tell us, with a view toward disclosure, whether Mr. Masters also is affiliated with the other "Subsidiaries" mentioned in Exhibit 2.1.

Item 6. Executive Compensation

9.   Please reconcile your disclosure here that neither of your officers received any compensation for services rendered with the disclosure in Items 7 and 10 regarding securities issued for services.

Item 9. Market Price . . .

10.   Please provide us your analysis of how your disclosure regarding Nasdaq listing is consistent with Nasdaq Rule 5110(c).

11.   Please provide the disclosure required by Item 201(a)(2)(ii) of Regulation S-K, reflecting the effect of Rule 144(i). In this regard, please tell us (1) how the legend requirements noted on page 15 of Exhibit 2.1 affect the resale of your securities, and (2) the extent to which the "administrative lenders" retain any debt entitling them to acquire your securities as mentioned in the table on page 9 of exhibit 2.1.

Item 11

12.   Please clarify your description of the warrant exercise price to address the extent to which the disclosed price could be reduced per section 2 of the warrant certificates. Also explain the effect of section 3 of the warrant certificates.

<u>Exhibits 4.1-4.5</u>

13.   Please reconcile the August 30, 2016 expiration date in these exhibits with the August 19, 2016 expiration date disclosed in the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief